Filed Pursuant to Rule 424(b)(3)

Registration No. 333-188262

PROSPECTUS SUPPLEMENT

(to prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013 and July 18, 2013)

BIOMET, INC.

$1,825,000,000 6.500% Senior Notes due 2020

$800,000,000 6.500% Senior Subordinated Notes due 2020

This prospectus supplement updates and supplements the prospectus dated June 21, 2013 and the prospectus supplements dated July 11, 2013 and July 18, 2013.

See the “Risk Factors” section beginning on page 6 of the prospectus for a discussion of certain risks that you should consider before investing in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus supplement and the accompanying prospectus have been prepared for and may be used by Goldman, Sachs & Co. and any affiliates of Goldman, Sachs & Co. in connection with offers and sales of the notes related to market-making transactions in the notes affected from time to time. Goldman, Sachs & Co. or its affiliates may act as principal or agent in such transactions, including as agent for the counterparty when acting as principal or as agent for both counterparties, and may receive compensation in the form of discounts and commissions, including from both counterparties, when it acts as agents for both. Such sales will be made at prevailing market prices at the time of sale, at prices related thereto or at negotiated prices. We will not receive any proceeds from such sales.

You should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized any person to provide you with any information or represent anything about us or this offering that is not contained in this prospectus supplement and the accompanying prospectus. If given or made, any such other information or representation should not be relied upon as having been authorized by us. This prospectus supplement and the accompanying prospectus does not offer to sell nor ask for offers to buy any of the securities in any jurisdiction where it is unlawful, where the person making the offer is not qualified to do so, or to any person who cannot legally be offered the securities. You should not assume that the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date on the front cover of this prospectus supplement and the accompanying prospectus or the date of any document incorporated by reference herein.

The date of this prospectus supplement is August 29, 2013.

FOURTH QUARTER AND FISCAL YEAR 2013 FINAL FINANCIAL RESULTS

The final results for the three and twelve months ended May 31, 2013 include the finalization of the goodwill impairment charge related to the Europe reporting unit and the correction of certain income tax accounts, which did not impact net sales.

Fourth Quarter Financial Results

•	Consolidated net sales increased 6.0% worldwide to approximately $784 million

•	S.E.T. sales increased 62.1% worldwide to approximately $160 million

•	Excluding the Trauma Acquisition, S.E.T. sales increased 6.4% worldwide

•	Extremity sales grew 21.5% worldwide

Consolidated net sales in the quarter grew 6.0% to $783.9 million, compared to net sales of $739.5 million during the fourth quarter of fiscal year 2012. U.S. net sales increased 6.1% during the fourth quarter to $466.3 million, while Europe net sales increased 3.5% to $188.7 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales grew at a rate of 9.6% to $128.9 million. We recorded the same number of selling days on a consolidated company basis during the fourth quarter of fiscal year 2013 compared to the fourth quarter of fiscal year 2012.

The Company recently completed its annual impairment testing for goodwill and intangibles. Upon completion of this analysis, the Company concluded that certain indicators were present that suggested impairment may exist for its Europe reporting unit’s goodwill. The Company recorded a $240.0 million goodwill asset impairment charge related to its Europe reporting unit, primarily related to the impact of continued austerity measures on procedural volumes and pricing in certain European countries.

Reported operating loss was $139.3 million during the fourth quarter of fiscal year 2013, compared to an operating loss of $378.0 million during the fourth quarter of fiscal year 2012.

Reported net loss in the quarter was $221.2 million, compared to a net loss of $389.1 million during the fourth quarter of the prior year.

Interest expense decreased to $88.0 million during the fourth quarter of fiscal year 2013, compared to $116.4 million at the end of the fourth quarter of 2012, primarily due to lower average interest rates on our term loans and lower bond interest as a result of refinancing activities.

Reported cash flow from operations totaled $194.7 million during the fourth quarter of fiscal year 2013, compared to reported cash flow from operations of $86.0 million for the fourth quarter of fiscal year 2012.

The following table provides fourth quarter net sales performance by product category:

	Fourth Quarter Net Sales Performance
	(in millions, except percentages, unaudited)
	Worldwide Reported Quarter 4 - FY 2013	Worldwide Reported Growth %	United States Growth %
Large Joint Reconstructive	$435.2	(1.0)%	0.7%
Knees		(1.4)%	0.1%
Hips		(0.3)%	2.2%
Bone Cement and Other		(1.2)%	(2.9)%
Sports, Extremities, Trauma (S.E.T.)	159.2	62.1%	55.8%
Sports Medicine		(0.2)%	(4.4)%
Extremities		21.5%	28.2%
Trauma		257.9%	249.1%
Spine & Bone Healing	67.0	(18.2)%	(18.8)%
Spine		(8.6)%	(7.5)%
Bone Healing		(48.1)%	(48.3)%
Dental	68.5	(1.0)%	1.5%
Other	54.0	6.7%	1.7%

Net Sales	$783.9	6.0%	6.1%

Full Year Financial Results

•	Consolidated net sales grew 7.6% worldwide to approximately $3.053 billion

•	S.E.T. sales increased 66.0% worldwide

•	Excluding the Trauma Acquisition, S.E.T. sales grew 9.1% worldwide

•	Extremity sales increased 18.9% worldwide

Consolidated net sales increased 7.6% during the twelve months ended May 31, 2013 to $3,052.9 million, compared to net sales of $2,838.1 million for the year ended May 31, 2012. U.S. net sales increased 8.7% to $1,862.2 million, while Europe net sales increased 1.1% to $710.2 million and International (primarily Canada, South America, Mexico and the Pacific Rim) net sales increased 13.8% to $480.5 million for the year.

Reported operating loss was $164.5 million during fiscal year 2013, compared to an operating loss of $93.4 million during fiscal year 2012.

Reported net loss during the year ended May 31, 2013 was $623.4 million, compared to a net loss of $458.8 million during the year ended May 31, 2012.

Interest expense decreased to $398.8 million during fiscal year 2013, compared to $479.8 million during fiscal year 2012, primarily due to lower average interest rates on our term loans and lower bond interest as a result of refinancing activities.

Reported cash flow from operations totaled $468.5 million during the year ended May 31, 2013, compared to reported cash flow from operations of $377.3 million for the year ended May 31, 2012.

At May 31, 2013, reported gross debt was $5,966.4 million, and cash and cash equivalents, as defined in the Company’s Amended and Restated Credit Agreement dated August 2, 2012, totaled $355.6 million.

Income Tax Account Correction

The foreign currency translation amount for the fiscal year ended May 31, 2013 reflects a correction totaling $43.6 million for the deferred tax impact of cumulative foreign currency gains associated with the Company’s Euro-denominated term loans that have been designated as a net investment hedge of the Company’s European subsidiaries. The correction of these deferred income tax liabilities is reflected as an increase in total comprehensive loss for the year ended May 31, 2013. The Company believes this correction is immaterial to the consolidated financial statements.

About Biomet

Biomet, Inc. and its subsidiaries design, manufacture and market products used primarily by musculoskeletal medical specialists in both surgical and non-surgical therapy. Biomet’s product portfolio encompasses large joint reconstructive products, including orthopedic joint replacement devices, and bone cements and accessories; sports medicine, extremities and trauma products, including internal and external orthopedic fixation devices; spine and bone healing products, including spine hardware, spinal stimulation devices, and orthobiologics, as well as electrical bone growth stimulators; dental reconstructive products; and other products, including microfixation products and autologous therapies. Headquartered in Warsaw, Indiana, Biomet and its subsidiaries currently distribute products in approximately 90 countries.

Financial Schedule Presentation

The Company’s unaudited condensed consolidated financial statements as of and for the three and twelve months ended May 31, 2013 and 2012 and other financial data included in this press release have been prepared in a manner that complies, in all material respects, with generally accepted accounting principles in the United States (except with respect to certain non-GAAP financial measures discussed below), and reflects purchase accounting adjustments related to the Merger referenced below and the Trauma Acquisition.

Reclassifications

Certain prior period amounts have been reclassified to conform to the current presentation. The current presentation aligns with how the Company presently reports sales and markets its products.

The Merger

Biomet, Inc. finalized the merger with LVB Acquisition Merger Sub, Inc., a wholly-owned subsidiary of LVB Acquisition, Inc., which we refer to in this press release as the “Merger”, on September 25, 2007. LVB Acquisition, Inc. is indirectly owned by investment partnerships directly or indirectly advised or managed by The Blackstone Group, Goldman Sachs & Co., Kohlberg Kravis Roberts & Co. and TPG Global.

Biomet, Inc.

Product Net Sales

Three Month Period Ended May 31, 2013 and 2012

(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2013	Three Months Ended May 31, 2012	Reported Growth %
Large Joint Reconstructive	$435.2	$439.6	(1.0)%
Sports, Extremities, Trauma (S.E.T.)	159.2	98.2	62.1%
Spine & Bone Healing	67.0	81.9	(18.2)%
Dental	68.5	69.2	(1.0)%
Other	54.0	50.6	6.7%

Net Sales	$783.9	$739.5	6.0%

Biomet, Inc.

Product Net Sales

Year Ended May 31, 2013 and 2012

(in millions, except percentages, unaudited)

	Year Ended May 31, 2013	Year Ended May 31, 2012	Reported Growth %
Large Joint Reconstructive	$1,696.3	$1,698.8	(0.1)%
Sports, Extremities, Trauma (S.E.T.)	600.1	361.6	66.0%
Spine & Bone Healing	291.3	306.8	(5.1)%
Dental	257.0	267.7	(4.0)%
Other	208.2	203.2	2.5%

Net Sales	$3,052.9	$2,838.1	7.6%

Biomet, Inc.

Geographic Net Sales

Three Month Period Ended May 31, 2013 and 2012

(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2013	Three Months Ended May 31, 2012	Reported Growth %
Geographic Sales:
United States	$466.3	$439.5	6.1%
Europe	188.7	182.4	3.5%
International	128.9	117.6	9.6%

Net Sales	$783.9	$739.5	6.0%

Biomet, Inc.

Geographic Net Sales

Year Ended May 31, 2013 and 2012

(in millions, except percentages, unaudited)

	Year Ended May 31, 2013	Year Ended May 31, 2012	Reported Growth %
Geographic Sales:
United States	$1,862.2	$1,713.3	8.7%
Europe	710.2	702.7	1.1%
International	480.5	422.1	13.8%

Net Sales	$3,052.9	$2,838.1	7.6%

Biomet, Inc.

Consolidated Statements of Operations

Three Months and Years Ended May 31, 2013 and 2012

(in millions, except percentages, unaudited)

	Three Months Ended May 31, 2013	Three Months Ended May 31, 2012
Net sales	$783.9	$739.5
Cost of sales	260.5	224.5

Gross profit	523.4	515.0
Gross profit percentage	66.8%	69.6%
Selling, general and administrative expense	302.7	252.4
Research and development expense	43.1	33.6
Amortization	83.6	77.2
Goodwill and intangible assets impairment charge	233.3	529.8

Operating income (loss)	(139.3)	(378.0)
Percentage of Net Sales	(17.8)%	(51.1)%
Interest expense	88.0	116.4
Other (income) expense	5.4	8.3

Income (loss) before income taxes	(232.7)	(502.7)
Provision (benefit) for income taxes	(11.5)	(113.6)

Net income (loss)	$(221.2)	$(389.1)

Percentage of Net Sales	(28.2)%	(52.6)%

	Year Ended May 31, 2013	Year Ended May 31, 2012
Net sales	$3,052.9	$2,838.1
Cost of sales	996.5	894.4

Gross profit	2,056.4	1,943.7
Gross profit percentage	67.4%	68.5%
Selling, general and administrative expense	1,189.4	1,053.3
Research and development expense	150.3	126.8
Amortization	313.8	327.2
Goodwill and intangible assets impairment charge	567.4	529.8

Operating income (loss)	(164.5)	(93.4)
Percentage of Net Sales	(5.4)%	(3.3)%
Interest expense	398.8	479.8
Other (income) expense	177.8	17.6

Income (loss) before income taxes	(741.1)	(590.8)
Provision (benefit) for income taxes	(117.7)	(132.0)

Tax rate	15.9%	22.3%
Net income (loss)	$(623.4)	$(458.8)

Percentage of Net Sales	(20.4)%	(16.2)%

Biomet, Inc.

Condensed Consolidated Balance Sheets

(in millions, unaudited)

	May 31, 2013	May 31, 2012
Assets
Cash and cash equivalents	$355.6	$492.4
Accounts receivable, net	531.8	491.6
Short-term investments	—	2.5
Inventories	624.0	543.2
Current deferred income taxes	119.9	52.5
Prepaid expenses and other	141.3	129.1
Property, plant and equipment, net	665.2	593.6
Intangible assets, net	3,630.2	3,930.4
Goodwill	3,600.9	4,114.4
Other assets	125.8	70.7

Total Assets	$9,794.7	$10,420.4

Liabilities and Shareholder’s Equity
Current liabilities, excluding debt	$523.8	$474.9
Current portion of long-term debt	40.3	35.6
Long-term debt, net of current portion	5,926.1	5,792.2
Deferred income taxes, long-term	1,129.8	1,257.8
Other long-term liabilities	206.1	177.8
Shareholder’s equity	1,968.6	2,682.1

Total Liabilities and Shareholder’s Equity	$9,794.7	$10,420.4

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2013
Year Ended May 31, 2013
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net income (loss)	$(623.4)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	495.4
Amortization and write off of deferred financing costs	31.0
Stock-based compensation expense	38.3
Loss on extinguishment of debt	155.2
Provision for doubtful accounts receivable	(4.9)
Realized gain on investments	(0.2)
Goodwill and intangible assets impairment charge	567.4
Deferred income taxes	(215.5)
Other	17.7
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(40.4)
Inventories	(36.0)
Prepaid expenses	30.5
Accounts payable	(3.4)
Income taxes	(38.4)
Accrued interest	(0.3)
Accrued expenses and other	95.5

Net cash provided by operating activities	468.5
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	5.5
Purchases of investments	(6.4)
Proceeds from sale of assets	14.0
Capital expenditures	(204.0)
Acquisitions, net of cash acquired - Trauma Acquisition	(280.0)
Other acquisitions, net of cash acquired	(17.7)

Net cash used in investing activities	(488.6)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(1.3)
Payments under senior secured credit facilities	(33.5)
Proceeds under revolvers/facility	86.6
Payments under revolvers/facility	(80.6)
Proceeds from senior and senior subordinated notes due 2020 and term loans	3,396.2
Tender/retirement of Senior notes due 2017 and term loans	(3,423.0)
Payment of fees related to refinancing activities	(79.0)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(0.1)

Net cash used in financing activities	(134.7)
Effect of exchange rate changes on cash	18.0

Increase (decrease) in cash and cash equivalents	(136.8)
Cash and cash equivalents, beginning of period	492.4

Cash and cash equivalents, end of period	$355.6

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$388.6

Income taxes	$81.5

Biomet, Inc.

Consolidated Statement of Cash Flows

(in millions, unaudited)

Fiscal 2012
Year Ended May 31, 2012(1)
CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES:
Net loss	$(457.8)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	509.4
Amortization and write off of deferred financing costs	11.1
Goodwill and intangible assets impairment charge	529.8
Stock-based compensation expense	16.0
Recovery of doubtful accounts receivable	(5.3)
Realized gain on investments	(2.0)
Loss on impairment of investments	20.1
Property, plant and equipment impairment charge	0.4
Deferred income taxes	(205.3)
Other	(4.5)
Changes in operating assets and liabilities, net of acquired assets:
Accounts receivable	(36.6)
Inventories	13.4
Prepaid expenses	(12.3)
Accounts payable	28.9
Income taxes	(29.0)
Accrued interest	(7.6)
Accrued expenses and other	8.6

Net cash provided by operating activities	377.3
CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES:
Proceeds from sales/maturities of investments	42.1
Purchases of investments	(0.4)
Proceeds from sale of property and equipment	14.7
Capital expenditures	(179.3)
Acquisitions, net of cash acquired	(21.1)

Net cash used in investing activities	(144.0)
CASH FLOWS PROVIDED BY (USED IN) FINANCING ACTIVITIES:
Debt:
Payments under European facilities	(1.4)
Payments under senior secured credit facilities	(35.4)
Equity:
Repurchase of LVB Acquisition, Inc. shares	(1.3)

Net cash used in financing activities	(38.1)
Effect of exchange rate changes on cash	(30.6)

Increase in cash and cash equivalents	164.6
Cash and cash equivalents, beginning of period	327.8

Cash and cash equivalents, end of period	$492.4

Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$477.1

Income taxes	$95.0

(1)	Certain amounts have been adjusted to conform to the current presentation.